Exhibit 12

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2007	2006	2005	2004	2003
Net Earnings, before Extraordinary Item	$157,110	$182,505	$74,614	$64,934	$53,473
Fixed Charges:
Interest on Indebtedness	53,359	48,947	37,035	33,454	28,356
Amortization of Discount Relating to Indebtedness	163	136	104	123	146
Amortization of Treasury Lock Gain	(309)	(345)	(326)	(457)	(596)
Amortization of Deferred Charges	2,085	1,613	1,508	1,260	1,334

	55,298	50,351	38,321	34,380	29,240

Net Earnings Before Fixed Charges	$212,408	$232,856	$112,935	$99,314	$82,713

Divided by Fixed Charges
Fixed Charges	$55,298	$50,351	$38,321	$34,380	$29,240
Capitalized and Deferred Interest	3,718	2,278	2,563	271	102

	$59,016	$52,629	$40,884	$34,651	$29,342

Ratio of Net Earnings to Fixed Charges	3.60	4.42	2.76	2.87	2.82

Net Earnings Before Fixed Charges	$212,408	$232,856	$112,935	$99,314	$82,713
Gain of Disposition of DC Office Buildings (May 2006)	—	(59,496)	—	—	—

	$212,408	$173,360	$112,935	$99,314	$82,713

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Buildings	3.60	3.29	2.76	2.87	2.82

Preferred Stock Dividends
Series A Preferred Stock	$—	$4,376	$4,008	$4,008	$4,008
Series B Convertible Preferred Stock	—	419	1,675	1,675	502
Series C Redeemable Preferred Stock	6,785	923	—	—	—

Total Preferred Stock Dividends	$6,785	$5,718	$5,683	$5,683	$4,510

Combined Fixed Charges and Preferred Stock Dividends	$65,801	$58,347	$46,567	$40,334	$33,852

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.23	3.99	2.43	2.46	2.44

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Buildings	3.23	2.97	2.43	2.46	2.44